Q3 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

Pan American Silver Reports Earnings per Share of $0.18 for the Third Quarter of 2019
Reduces Cost Guidance for the Second Time in 2019

Vancouver, B.C. - Nov. 6, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) today reported unaudited results for the third quarter ended September 30, 2019 ("Q3 2019"). Pan American's unaudited condensed interim consolidated financial statements and notes ("financial statements"), as well as Pan American’s management's discussion and analysis ("MD&A") for the three and nine months ended September 30, 2019, are available on Pan American’s website at panamericansilver.com and on SEDAR at www.sedar.com.
“Our operations performed well in Q3, generating $81.9 million in operating cash flow," said Michael Steinmann, President and Chief Executive Officer. "We are reducing our cost guidance for the second time this year, and we remain on track to achieve the production guidance for 2019, as revised on August 7, 2019. Our priorities are asset optimization, debt reduction and brownfield exploration. Strong free cash flow has allowed us to repay $20 million on our credit facility and advance the skarn discovery at La Colorada, where we encountered exceptional drill intercepts in the quarter."

Consolidated Q3 2019 Highlights:
•Effective Q3 2019, Timmins West and Bell Creek (together, "Timmins") are no longer classified as held for sale, and the net income generated by Timmins is now included in the Company's income statement in the normal course of business.
•Revenue was $352.2 million; revenue in Q3 2019 excludes revenue associated with a build in metal inventory during Q3 2019, estimated at $17.8 million, which is expected to be realized in the fourth quarter of 2019.
•Net income of $37.7 million ($0.18 basic earnings per share) reflects strong mine operating earnings and an increase in investment income. Net income was reduced by a one-time, non-cash $15.6 million adjustment for depletion and amortization expenses related to the reclassification of Timmins.
•Adjusted earnings were $74.2 million ($0.35 basic adjusted income per share).
•Net cash generated from operations was $81.9 million.
•Silver production of 6.7 million ounces and gold production of 150.2 thousand ounces are on track to achieve management's guidance for 2019, as revised on August 7, 2019.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") were $5.47 and $8.80 per silver ounce sold, respectively. Management has lowered its annual guidance for 2019 Silver Segment Cash Costs and AISC to between $6.00 and $7.00 and between $9.50 and $11.00 per silver ounce, respectively.
•Gold Segment Cash Costs and AISC were $729 and $920 per gold ounce sold, respectively. Management has lowered its annual guidance for 2019 Gold Segment Cash Costs and AISC to between $725 and $775 and between $1,000 and $1,100 per gold ounce, respectively.
•Consolidated Silver Basis Cash Costs and AISC were ($8.66) and $(0.11) per silver ounce sold, respectively. Management has lowered its annual guidance for 2019 Consolidated Silver Basis Cash Costs and AISC to between ($5.50) and ($3.80) per ounce and between $6.00 and $7.50 per ounce, respectively.
•The Company is maintaining its annual guidance for 2019 capital expenditures issued on August 7, 2019, with sustaining capital estimated at $203 to $213 million and project capital estimated at $45 million.
•At September 30, 2019, the Company had a cash and short-term investment balance of $177.0 million and working capital of $459.3 million. Total debt was $360.5 million (including $45.5 million of lease liabilities).

PAN AMERICAN SILVER CORP.	1

Q3 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

•The Board of Directors has approved a cash dividend of $0.035 per common share, or approximately $7.3 million in aggregate cash dividends, payable on or about November 29, 2019, to holders of record of Pan American’s common shares as of the close on November 18, 2019. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining capital, project capital, working capital and total debt are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

On October 30, 2019, Pan American released results from 14,300 metres of drilling completed during Q3 2019 on the La Colorada skarn discovery in Mexico. The drill results included some of the highest grade intercepts recorded to date, with widths up to 379 metres. Preliminary metallurgical testing of samples indicated high recoveries across all metals can be expected.

CONSOLIDATED FINANCIAL RESULTS

	September 30, 2019	December 31, 2018
Weighted average shares during period (millions)	209.5	153.3
Shares outstanding end of period (millions)	209.6	153.4

	Three months ended September 30,
	2019	2018

Revenue	$352,187	$187,717
Mine operating earnings	$63,850	$(4,412)
Net earnings	$37,719	$(9,234)
Basic earnings per share(1)	$0.18	$(0.06)
Adjusted earnings(2)	$74,232	$(4,673)
Basic adjusted earnings per share(1)	$0.35	$(0.03)
Net cash generated from operating activities	$81,948	$41,699
Net cash generated from operating activities before changes in working capital(2)	$96,842	$37,515
Sustaining capital expenditures(2)	$42,256	$26,870
Project capital expenditures(2)	$11,788	$8,799
Cash dividend per share	$0.035	$0.035
Average realized prices
Silver ($/ounce)(3)	17.16	14.88
Gold ($/ounce)(3)	1,477	1,212
Zinc ($/tonne)(3)	2,276	2,472
Lead ($/tonne)(3)	2,002	2,072
Copper ($/tonne)(3)	5,780	6,105
(1)Per share amounts are based on basic weighted average common shares.
(2)Non- GAAP measures: adjusted earnings, basic adjusted earnings per share, and net cash generated from operating activities before changes in working capital are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	2

Q3 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

OPERATING PERFORMANCE
Production

	Silver Production (ounces ‘000s)		Gold Production (ounces ‘000s)
	Three months ended September 30,		Three months ended September 30,
	2019	2018	2019	2018
Silver Segment:
La Colorada	2,091	2,020	1.2	1.1
Dolores	1,496	967	33.1	33.1
Huaron	975	922	0.3	0.2
Morococha(1)	588	758	0.3	0.4
San Vicente(2)	860	867	0.1	0.1
Manantial Espejo	606	718	5.4	7.1
Gold Segment:
Shahuindo(3)	37		40.6
La Arena(3)	6		31.0
Timmins(3)	5		38.3
Total(4)	6,665	6,253	150.2	42.1
(1)Morococha data represents Pan American 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American 95.0% interest in the mine's production.
(3)Reflects production results subsequent to the February 22, 2019 closing date of the acquisition of these mines pursuant to the Tahoe Resources Inc. transaction
(4)Totals may not add due to rounding.

	Base Metal Production (tonnes '000s)
	Three months ended September 30,
	2019	2018
Zinc	16.8	16.7
Lead	6.8	5.7
Copper	2.3	2.6

PAN AMERICAN SILVER CORP.	3

Q3 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

Cash Costs and AISC

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	Three months ended September 30,		Three months ended September 30,
	2019	2018(2)	2019	2018(3)
La Colorada	$2.82	$4.46	$4.03	$6.27
Dolores	$0.00	$(2.91)	$7.45	$25.52
Huaron	$5.32	$3.55	$8.69	$11.03
Morococha	$5.66	$(0.97)	$11.36	$6.39
San Vicente	$13.04	$9.07	$15.21	$11.12
Manantial Espejo	$24.22	$13.23	$21.35	$24.78
Silver Segment Consolidated	$5.47	$4.41	$8.80	$12.76
Shahuindo	$552	$—	$775	$—
La Arena	$738	$—	$988	$—
Timmins	$922	$—	$1,026	$—
Gold Segment Consolidated(4)	$729	$—	$920	$—
Consolidated metrics per silver ounce sold(5):
All Operations	$(8.66)	$4.41	$(0.11)	$13.93
All Operations before NRV inventory adjustments	$(8.66)	$4.41	$1.07	$10.25
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of the MD&A for the period ended September 30, 2019 for a detailed description of these measures and where appropriate a reconciliation of the measures to the Q3 2019 Financial Statements.
(2)Silver Segment Cash Costs are calculated based on Cash Costs, net of by-product credits, divided by per ounce of silver sold; therefore, they are different from previously reported Q3 2018 "Cash Costs", which were calculated based on Cash Costs net of by-product credits divided by payable silver ounces produced. The Q3 2018 Cash Costs per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the Company to calculate the Q3 2019 Cash Costs per ounce sold.
(3)2018 AISC per ounce sold in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the Company to calculate the 2019 AISC per ounce sold. The change in methodology relates to the sustaining capital calculation to account for the adoption of IFRS 16, with sustaining capital now including lease payments. Previously, leased assets were included as sustaining capital in the period of acquisition, while future related lease payments were excluded.
(4)Gold Segment Cash Costs and AISC are calculated net of credits for realized silver revenues divided by per ounce of gold sold.
(5)Consolidated silver basis total is calculated per silver ounce sold with total gold revenues included within by-product credits. G&A costs are included in the consolidated AISC, but are not allocated in calculating AISC for each operation.

PAN AMERICAN SILVER CORP.	4

Q3 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

2019 GUIDANCE
The following table provides management's guidance for 2019, as at November 6, 2019. Relative to the guidance provided on August 7, 2019, management has reduced its estimates for Cash Costs and AISC, based on actual Cash Costs and AISC for the nine months ended September 30, 2019 ("YTD 2019"), an increased gold price assumption and the expected results for the remainder of 2019.
The production estimates for 2019 reflect a full year of production for the Silver Segment mines and from February 22, 2019, to December 31, 2019, for the Gold Segment mines.
These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this news release.

	Silver Production (million ounces)	Gold Production (thousand ounces)	Cash Costs ($ per ounce)(1)	AISC ($ per ounce)(1)

Silver Segment(2)	25.2 - 26.2	140.5 - 152.5	6.00 - 7.00	9.50 - 11.00
Gold Segment(2)	0.1	409.5 - 447.5	725 - 775	1,000 - 1,100
Consolidated Silver Basis(2)(3)	25.3 - 26.3	550.0 - 600.0	(5.50) - (3.80)	6.00 - 7.50
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of the MD&A for the period ended September 30, 2019, for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q3 2019 Financial Statements. The Cash Costs and AISC guidance assume realized metal prices for YTD 2019 and the following metal prices for the remainder of 2019 of $17.25/oz for silver, $2,400/tonne ($1.09/lb) for zinc, $2,150/tonne ($0.98/lb) for lead, $5,750/tonne ($2.61/lb) for copper, and $1,475/oz for gold; and average annual exchange rates relative to 1 USD of 19.50 for the Mexican peso ("MXN"), 3.33 of the Peruvian sol ("PEN"), 41.80 for the Argentine peso ("ARS"), 6.91 for the Bolivian boliviano ("BOL"), and $1.30 for the Canadian dollar ("CAD").
(2)As shown in the detailed quantification of consolidated AISC, included in the “Alternative Performance (Non-GAAP) Measures” section of the MD&A for the period ended September 30, 2019, corporate G&A costs, and exploration and project development expenses are included in Consolidated Silver Basis AISC, but are not allocated in calculating AISC for the Silver and Gold Segments.
(3)Totals may not add due to rounding.
Management's guidance for zinc, lead and copper production remains unchanged, as provided in the following table.

Consolidated Base Metal Production
(tonnes '000s)
Zinc	65.0 - 67.0
Lead	24.0 - 25.0
Copper	9.8 - 10.3

Capital Expenditures
The following table summarizes capital expenditures YTD 2019 compared to guidance. Due to the delay in development of the COSE and Joaquin projects, on August 7, 2019, Management increased its estimate for project capital from $40 million to $45 million.

(in millions of USD)	YTD 2019 Actual	2019 Guidance
Sustaining Capital	132.9	203.0 - 213.0
Project Capital	35.1	45.0
Total Capital	168.0	248.0 - 258.0

PAN AMERICAN SILVER CORP.	5

Q3 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

Third Quarter 2019 Unaudited Results Conference Call and Webcast

Date:	November 7, 2019
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available on the Company's website at panamericansilver.com. An archive of the webcast will also be available for three months.

About Pan American Silver
Pan American Silver is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. In 2019, we celebrate our silver anniversary: 25 years of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP.	6

Q3 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI 43-101").

For more detailed information regarding the Company’s material mineral properties as at December 31, 2018, and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 12, 2019, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•Cash Costs. The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). The Company has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Company’s Management's Discussion and Analysis for the period ended September 30, 2019, for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2019, our estimated Cash Costs and AISC in 2019; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the approval or the amount of any future cash dividends; the future results of exploration activities, including with respect to the skarn exploration program at La Colorada; and our portfolio growth profile.

PAN AMERICAN SILVER CORP.	7

Q3 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our ability to realize the anticipated benefits and opportunities as a result of the acquisition of Tahoe; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form, as well as those factors identified in the section entitled “Risk Factors” in the Company’s management information circular dated December 4, 2018 with respect to the Arrangement, each filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	8